Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Thursday, April 29, 2021 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

The Meeting is being convened for the following purpose:

(1) to approve the voluntary liquidation of the Company and the appointment of Ran Gurit as the liquidation trustee and his compensation terms.

Shareholders of record on March 30, 2021 are entitled to notice of, and to vote at, the Meeting. All shareholders with confirmation of vaccination or antibodies against COVID-19 or a negative COVID-19 test within the past 48 hours are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  March 29, 2021

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

          This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders.  The Meeting will be held on Thursday, April 29, 2021 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

          The Meeting is being convened for the following purpose:

(1) to approve the voluntary liquidation of the Company and the appointment of Ran Gurit, CPA, as the liquidation trustee and his compensation terms.

          We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

          A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

          Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on March 30, 2021 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is ten days before the date of the Meeting.

          On March 28, 2021, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of March 15, 2021 by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth(4)	1,171,602	11.8%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 Ordinary Shares outstanding on March 28, 2021.
(2)	Includes 2,290,667 shares issuable upon the exercise of vested options, at a price of $1.01 per share.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed on February 5, 2013. Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.

(4)	Includes 15,000 shares issuable upon the exercise of options that were vested on March 28, 2021 or 60 days thereafter.

Item 1

Approval of Voluntary Liquidation and Appointment of Ran Gurit as Liquidation Trustee

Background

After exploring avenues to advance the Company’s immune oncology antibody program with third parties and after exploring numerous potential business combinations with operating companies in various fields, the Board of Directors has concluded that it would be in the best interests of the shareholders to wind up its activities and distribute its cash, net of liabilities and expenses, to the shareholders. Target companies which were considered for combination were not pursued due to our concerns about their growth prospects or due to the unwillingness of the other party to enter into a business combination transaction with us because Tikcro’s shares are not listed on a national stock exchange or because its cash balance was not sufficient to support the business model of the target company.

Accordingly, on March 21, 2021, the Board of Directors adopted a resolution to recommend to the shareholders that the Company wind down its business and liquidate pursuant to the voluntary liquidation process set forth in Chapter C of Part 8A of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Following a review of the Company’s assets and liabilities, each of the directors signed a Declaration of Solvency, as required under the Companies Law, the form of which (in English translation) is attached hereto as Exhibit A.

Liquidation Process

Pursuant to the Companies Law, if the shareholders approve the recommendation at the Meeting, the operations of the Company will immediately cease (except for those activities required to effect an orderly liquidation process) and the offices of the directors and chief executive office will immediately terminate. Instead, a liquidation trustee will assume sole responsibility for the management of the Company and will notify the Registrar of Companies of the resolution of the shareholders to liquidate the Company.

The statutory period to file claims with the liquidation trustee is six months following the publication by the Registrar of Companies of a notice on its website that the Company is in the process of voluntary liquidation. When the trustee has finished winding down the Company, he will call a shareholders meeting to submit his final report to the shareholders. Thereafter, the balance of the Company’s cash, after payment of all liabilities and expenses, will be distributed to the shareholders, subject to withholding tax to the extent applicable. Throughout the process, the trustee will explore potential monetization of the intellectual property relating to the immune oncology antibody that the Company has developed.

As of March 22, 2021, the company’s cash balance amounted to approximately $3.8 million, which will be reduced by the payment of expenses through the liquidation process. The amount to be distributed will depend on various factors, including any proceeds realized from the Company’s assets, the amount of claims filed with the trustee, and the expenses of the liquidation process. The balance will be distributed to shareholders, subject to withholding tax to the extent applicable.

Appointment of Liquidation Trustee

The Board of Directors recommends that Mr. Ran Gurit, CPA, be appointed as the liquidation trustee under the Companies Law. The trustee’s proposed compensation is NIS 28,000 (approx. $8,400) per month (plus VAT) for six months and thereafter an hourly fee of NIS 350 (approx. $105) (plus VAT). In addition, it is proposed that, until the distribution to the shareholders, the trustee be entitled to indemnification by the Company for liabilities arising from his role as liquidation trustee, except to the extent that they were caused by his gross negligence or willful misconduct.

Once the liquidation trustee assumes sole responsibility for the management of the Company, his role will be to identify the Company’s assets and liabilities, sell assets in order to maximize value, resolve and satisfy all liabilities, provide book keeping, accounting and financial reporting services, prepare a final accounting for the shareholders and distribute the remaining cash to the shareholders, subject to withholding tax to the extent applicable. It is acknowledged that the trustee may be unable to monetize the Company’s intellectual property.

The trustee will obtain tax advice regarding the Israeli withholding tax requirements applicable to the distribution and notify the shareholders of his conclusion by way of press release or with his final report. You should NOT rely on the conclusion of the trustee nor shall its conclusion be perceived as any tax advice. The Israeli tax consequences will vary depending upon the particular circumstances, including residency for tax purposes, of each shareholder. You are urged to consult with your own tax advisor for an understanding of the tax consequences to you of the liquidation, including the consequences under any applicable state, local foreign or other tax laws.

Mr. Ran Gurit is a CPA (Israel) and provides financial services to multiple companies. He has provided financial and accounting services to Tikcro for seven years and is familiar with all aspects of the Company’s finances.  From 2000 to 2013, he served as the finance manager of Orckit Communications Ltd.  Mr. Gurit holds a B.Sc. degree in accounting and economics and an MBA degree from Tel Aviv University.

Required Approval

The proposed resolutions require the affirmative vote of 75% of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the voluntary liquidation of the Company; and

RESOLVED, to approve the appointment of Mr. Ran Gurit as the liquidation trustee on the compensation terms set forth in the Proxy Statement.”

 The Board of Directors recommends a vote FOR approval of the proposed resolutions.

OTHER BUSINESS

          Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  March 29, 2021

Exhibit A

ENGLISH TRANSLATION OF FORM OF
DECLARATION OF SOLVENCY
(Pursuant to Section 342(25) of the Israeli Companies Law, 5759-1999)

I, the undersigned, ___________, holder of an Israeli ID No. __________, a director of Tickro Technologies Ltd. (the “Company”), Israeli Company No. 512868837, having been warned that I must state the truth, and that I will be subject to the penalties set by law should I do otherwise, do hereby declare as follows:

1.	I am a director of the Company.
2.
I have closely examined the condition of the Company’s affairs and have concluded that the Company is able to pay its obligations in full within twelve months from the date of commencement of its winding up.

3.	I hereby declare that this is my name and my signature and that the content of this declaration is true.

Certification

I, the undersigned, ________________, do hereby certify that on ____________, appeared before me (via video conference, pursuant to the Ethics Committee Decision 39-20 of May 13, 2020) __________________, who is known to me personally or who identified himself/herself by Israeli ID No. __________, after I cautioned him/her to state the whole truth and nothing but the truth, failing which he/she would be liable for the penalties prescribed by law, and he/she confirmed the veracity of his/her foregoing declaration and signed it before me.

__________, Adv. (License No. ________)